UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           SouthFirst Bancshares, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title and Class of Securities)

                                    844271106
                                 (CUSIP Number)


                                 October 8, 1998

             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  __       Rule 13d-1(b)

                   X       Rule 13d-1(c)

                  __       Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 844271106                                               Page 2

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Robert J. Salmon

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

         NUMBER OF          5                 SOLE VOTING POWER
         SHARES
         BENEFICIALLY       6                 SHARED VOTING POWER   47,600
         OWNED BY
         EACH               7                 SOLE DISPOSITIVE POWER
         REPORTING
         PERSON             8                 SHARED DISPOSITIVE POWER  47,600
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  47,600

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.1%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IN










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SCHEDULE 13G

CUSIP No. 844271106                                          Page 3

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Mary Anne J. Salmon

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

         NUMBER OF          5                 SOLE VOTING POWER
         SHARES
         BENEFICIALLY       6                 SHARED VOTING POWER   47,600
         OWNED BY
         EACH               7                 SOLE DISPOSITIVE POWER
         REPORTING
         PERSON             8                 SHARED DISPOSITIVE POWER  47,600
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  47,600

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.1%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IN


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                                                                    Page 4
Item 1(a)                  Name of Issuer:

                  SouthFirst Bancshares, Inc. (the "Company")

Item 1(b)                  Address of Issuer's Principal Executive Offices:


                  126 North Norton Avenue, Sylacauga, Alabama 35150.


Item 2(a)                  Name of Person Filing:

                  Robert J. Salmon & Mary Anne J. Salmon

Item 2(b)      Address of Principal Business Office, or, if None,
               Residence:

          3623 Raymond Street
                  Chevy Chase, MD 20815


Item 2(c)       Citizenship:

          United States Citizens


Item 2(d)       Title of Class of Securities:

          Common Stock


Item 2(e)       CUSIP Numbers:

                  844271106


Item 3. If this statement is filed pursuant to section 240.13d- 1(c), check this box [X].

Item 4.                    Ownership:

(a)   Amount Beneficially Owned ..................
                     47,600 shares of Common Stock

(b)   Percent of Class ..... 5.1%



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                                                                   Page 5

(c) Number of shares as to which the person has:

     (i)    Sole Power to Vote or Direct the Vote                      0

         (ii) Shared Power to Vote or Direct the Vote             47,600

         (iii)  Sole Power to Dispose or to Direct
                    the Disposition of                                 0

         (iv)   Shared Power to Dispose or to
            Direct the Disposition of                             47,600

                  Mr. and Mrs. Salmon have shared voting and dispositive authority.

Item 5.                    Ownership of Five Percent or Less of a Class
                  N/A

Item 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.                    Identification and Classification of Members of the
                           Group

                  N/A

Item 9.                    Notice of Dissolution of Group

                  N/A

Item 10(b).       Certification

                  By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                     Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: October 14, 1998                     /s/ Robert J. Salmon
                                           ---------------------
                                            Robert J. Salmon

                                           Mary Anne J. Salmon

                                           By: /s/ Robert J. Salmon
                                               ----------------------
                                           Robert J. Salmon
                                           Attorney in Fact





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                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Robert J. Salmon as my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me in my name, place and stead in any and all capacities, to do any and all acts and things and to sign any and all documents as may be necessary or advisable in connection with the filing on behalf of me with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), of Schedules , Forms and other documents relating to the securities of SouthFirst Bancshares, Inc., including, without limitation, executing such Schedules, Forms and other documents and any and all amendments and exhibits thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set her hand as of this 14th day of October, 1998.



                                           /s/ Mary Anne J. Salmon

                                           Mary Anne J. Salmon


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